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                              March 23, 2023

       Stephen Lam
       Chief Executive Officer
       mF International Limited
       Unit 1801, Fortis Tower, 77-79 Gloucester Road,
       Wan Chai, Hong Kong

                                                        Re: mF International
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 10,
2023
                                                            CIK No. 0001940941

       Dear Stephen Lam:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please disclose the
location of your auditor   s headquarters.
       Business
       Clients, page 60

   2. We note your response to prior comment 11. Please expand your disclosure on page 60 to address whether you
have any key clients on which you are dependent. If so, please disclose the material
terms of any written contracts with such key clients.
 Stephen Lam
mF International Limited
March 23, 2023
Page 2
Executive Compensation, page 76

3. Please update this section include the executive compensation disclosure for the year ended December 31, 2022. Refer to Item 6.B. of Form 20-F.
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Investment at fair value, page F-35

4. We note your response to our prior comment 14 and your new disclosure that investments at fair value relate to buying the currency of one country while selling that of another.
      Given that your loss due to the change in fair value of financial assets was approximately
      23% of net income for the six months ended June 30, 2022, please discuss fully in MD&A under results of operations the facts and circumstances resulting in the loss. Your disclosure should state the currency that was purchased that gave rise to the unrealized loss. Also, given the volatility involved, enhance your disclosure in the liquidity section of MD&A to state the notional values of the currencies you are buying and selling.
      Disclose the business reason for entering these transactions and discuss any potential risk regarding trading in foreign currencies.
       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at
(202) 551-3447 with
any other questions.



                                                           Sincerely,
FirstName LastNameStephen Lam
                                                           Division of
Corporation Finance
Comapany NamemF International Limited
                                                           Office of Technology
March 23, 2023 Page 2
cc:       Ying Li
FirstName LastName